UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                        LandAmerica Financial Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    514936103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Carl Casler
                        c/o Viking Global Performance LLC
                          55 Railroad Avenue, 3rd Floor
                               Greenwich, CT 06850
                                 (203) 863-5039

                                 With a Copy to:
                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10019
                                 (212) 756-2000

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               September 13, 2007
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 8 Pages)

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                        ---------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 2 of 8 Pages
----------------------------                        ---------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Viking Global Performance LLC
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  0
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   0
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0.0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              OO
------------- -----------------------------------------------------------------

----------------------------                        ---------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 3 of 8 Pages
----------------------------                        ---------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Viking Global Investors LP
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  0
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   0
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0.0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
------------- -----------------------------------------------------------------

----------------------------                        ---------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 4 of 8 Pages
----------------------------                        ---------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              O. Andreas Halvorsen
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Norway
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  0
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   0
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0.0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ---------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 5 of 8 Pages
----------------------------                        ---------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              David C. Ott
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  0
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   0
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              0.0%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ---------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 6 of 8 Pages
----------------------------                        ---------------------------


ITEM 1.       SECURITY AND ISSUER

     The Schedule 13D filed on June 1, 2007 by Viking Global Performance LLC, a Delaware limited liability company ("VGP"), Viking Global Investors LP, a Delaware limited partnership ("VGI"), O. Andreas Halvorsen ("Halvorsen") and David C. Ott ("Ott") (collectively the "Reporting Persons") relating to the shares ("Shares") of common stock, no par value, of LandAmerica Financial Group, Inc., a Virginia corporation (the "Issuer") is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D. This is the final amendment to this
Schedule 13D and an exit filing for the Reporting Persons.


ITEM 4.       PURPOSE OF TRANSACTION

     Item 4 of Schedule 13D, "Purpose of Transaction," is amended by adding the following to the end of the Item

     The Reporting Persons sold 1,325,900 Shares of the Issuer on September 13, 2007, as described below in Item 5(c).

     The Reporting Persons have no plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

     Paragraphs (a)and(b) and (e) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

        (a) and (b) The Reporting Persons disposed of its Shares on September 13, 2007 as described in Item 4 and is the beneficial owner of no Shares of the Issuer.

        (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Appendix I hereto and is incorporated herein by reference. Unless otherwise indicated, all such transactions were effected in the open market.

        (e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares on September 13, 2007.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Persons are not a party to any cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of Shares.

----------------------------                        ---------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 7 of 8 Pages
----------------------------                        ---------------------------


                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  September 17, 2007
                                  VIKING GLOBAL PERFORMANCE LLC

                                  By: /s/ O. Andreas Halvorsen
                                  ---------------------------
                                  Name:  O. Andreas Halvorsen
                                  Title: Chief Investment Officer



                                  VIKING GLOBAL INVESTORS LP
                                  By: Viking Global Partners LLC,
                                  its General Partner

                                  By: /s/ O. Andreas Halvorsen
                                  ---------------------------
                                  Name:  O. Andreas Halvorsen
                                  Title: Managing Director



                                  /s/ O. Andreas Halvorsen
                                  ------------------------------
                                  O. Andreas Halvorsen



                                  /s/ David C. Ott
                                  ------------------------------
                                  David C. Ott

----------------------------                        ---------------------------
CUSIP No.  514936103            SCHEDULE 13D        Page 8 of 8 Pages
----------------------------                        ---------------------------

                                   APPENDIX I

                TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

(All transactions were regular market transactions effected on The NYSE)

I. Transactions effected by VGE-LP

-------------     --------------     ----------
Date of              Amount of       Price per
transaction           shares           share
                  Bought/(Sold)
-------------     --------------     ----------

 9/4/2007             (12,800)       54.86
9/13/2007            (508,200)       39.95




II. Transactions effected by VGE-III

-------------     --------------     ----------
Date of              Amount of       Price per
transaction           shares           share
                  Bought/(Sold)
-------------     --------------     ----------

   9/4/2007           (14,500)       54.86
  9/13/2007          (817,700)       39.95